EXHIBIT 99.1

POET Sale of DenseLight Subsidiary to Close on or before November 8

SAN JOSE, Calif., Oct. 30, 2019 (GLOBE NEWSWIRE) -- POET Technologies Inc. (“POET” or the “Company”) (OTCQX: POETF; TSX Venture: PTK), the designer and developer of the POET Optical Interposer and Photonic Integrated Circuits (PICs) for the data center and tele-communication markets, today announced that the Closing of the sale of the Company’s subsidiary, DenseLight Semiconductors Pte. Ltd. (“DenseLight”) to DenseLight Semiconductor Technology (Shanghai) Co. Ltd (the “Buyer” or “DL Shanghai”) will close on or before Friday, November 8, 2019.

Widely reported instances of more strict and careful review of foreign currency conversion applications by regulators in the Peoples Republic of China (PRC) have curtailed several forms of foreign investment by Chinese investors and prolonged the Overseas Direct Investment (“ODI”) process1.  In the case of the sale of the shares of DenseLight to the Buyer, the result is a short delay in the ODI process and subsequent transfers needed to make the first tranche payment of US$8 million to the Company. With the extended review process likely to continue for some time, and to ensure that all interested investors in DL Shanghai are able to participate, the Company has agreed to receive the total purchase price of US$26 million in three tranches, with the first being a payment of US$8 million on or before November 8, plus two additional installments of US$13 million on or before December 31, 2019 and another for US$5 million on or before May 31, 2020. The additional US$2 million to be paid on behalf of the Buyer to Oak Capital for due diligence, legal and other expenses will be made to POET and remitted to Oak Capital with the second tranche payment. The Buyer has provided documentary evidence that the funds needed for the first tranche payment are present in its accounts and will continue to inform the Company on the status of its ODI applications, conversion to US dollars and associated bank transfers. The sale will close upon receipt of the US$8 million into POET’s account.

The Company also announced that it had received final approval for the sale transaction from the TSX Venture Exchange and confirmed, as previously agreed between the Buyer and the Company, that DL Shanghai will be responsible for the operating expenses of DenseLight Singapore beginning on November 1, 2019.

About POET Technologies Inc.
POET Technologies is the designer and developer of optical engines based on its innovative Optical Interposer platform. The POET Optical Interposer is a flexible, proven approach to integrating electronics and photonics in a single chip-scale package which is assembled, tested and singulated at wafer-scale, providing dramatic reductions in the cost and unparalleled design flexibility to address a range of applications, from pluggable transceivers to on-chip photonics for data centers, servers built for artificial intelligence and machine learning and advanced consumer products. POET believes that its Optical Interposer provides an opportunity for the Company to become a global leader in chip-scale photonics. POET is headquartered in Toronto, with operations in Ottawa, Silicon Valley, the United Kingdom, and Singapore. More information may be obtained at www.poet-technologies.com.

Shareholder Contact: Shelton Group Brett L. Perry sheltonir@sheltongroup.com	Company Contact: Thomas R. Mika, EVP & CFO tm@poet-technologies.com

This news release contains “forward-looking information” (within the meaning of applicable Canadian securities laws) and “forward-looking statements” (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995). Such statements or information are identified with words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “potential”, “estimate”, “propose”, “project”, “outlook”, “foresee” or similar words suggesting future outcomes or statements regarding any potential outcome. Such statements include the Company’s expectations with respect to the timely receipt of funds, completing the sale transaction of DenseLight, the success of the Company’s product development efforts, the expected results of its operations, meeting revenue targets, and the expectation of continued success in the financing efforts, the capability, functionality, performance and cost of the Company’s technology as well as the market acceptance, inclusion and timing of the Company’s technology in current and future products.

Such forward-looking information or statements are based on a number of risks, uncertainties and assumptions which may cause actual results or other expectations to differ materially from those anticipated and which may prove to be incorrect. Assumptions have been made regarding, among other things, management’s expectations regarding the success and timing for completion of its development efforts, financing activities, sale of its DenseLight subsidiary, future growth, plans for and completion of projects by the Company’s third-party consultants, contractors and partners, availability of capital, and the necessity to incur capital and other expenditures. Actual results could differ materially due to a number of factors, including, without limitation, operational risks in the completion of the Company’s anticipated projects, delays or changes in plans with respect the receipt of funds from third-parties, the closing of the sale of DenseLight, completion of the Company’s anticipated projects by the Company’s third-party suppliers, risks affecting the Company’s ability to execute projects, the ability of the Company to generate sales for its products, the ability to attract key personnel, and the ability to raise additional capital, and its ability to complete all the agreements required for the sale of the subsidiary.  Although the Company believes that the expectations reflected in the forward-looking information or statements are reasonable, prospective investors in the Company’s securities should not place undue reliance on forward-looking statements because the Company can provide no assurance that such expectations will prove to be correct. Forward-looking information and statements contained in this news release are as of the date of this news release and the Company assumes no obligation to update or revise this forward-looking information and statements except as required by law.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.
120 Eglinton Avenue, East, Suite 1107, Toronto, ON, M4P 1E2- Tel: 416-368-9411 - Fax: 416-322-5075

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1 See: https://www.wsj.com/articles/back-door-capital-outflows-should-worry-beijing-11571051723; https://chinadashboard.asiasociety.org/winter-2019/page/cross-border-investment; and https://chinachange.org/2018/11/08/signs-of-china-5-tightening-the-screws-on-chinas-foreign-reserves/, among others.